Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217579
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 18 DATED OCTOBER 26, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated November 27, 2017, Supplement No. 14, dated August 13, 2018, which superseded and replaced all previous supplements to the prospectus, Supplement No. 15, dated August 30, 2018, Supplement No. 16, dated September 14, 2018 and Supplement No. 17, dated October 1, 2018.
Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our follow-on offering of common stock (the "Offering");

(2)	recent individually immaterial real property acquisitions;

(3)	updates regarding our credit facility;

(4)	updates to the "Prior Performance Summary" section of our prospectus; and

(5)	revisions to the "Share Repurchase Program" section of our prospectus.
Status of the Offering
On November 27, 2017, our follow-on offering of up to $1,000,000,000 in shares of common stock was declared effective by the SEC (the "Offering"). As of October 26, 2018, we are offering shares of Class A common stock, Class I common stock and Class T2 common stock in the Offering. As of October 23, 2018, we had accepted investors' subscriptions for and issued approximately 2,569,000 shares of Class A common stock, 4,944,000 shares of Class I common stock, 1,320,000 shares of Class T common stock and 2,897,000 shares of Class T2 common stock in the Offering, resulting in receipt of gross proceeds of $26,183,000, $45,453,000, $12,850,000 and $27,959,000, respectively, for total gross proceeds raised of $112,445,000. As of October 23, 2018, we had approximately $887,555,000 in Class A shares, Class I shares and Class T2 shares of common stock remaining in the Offering. We commenced offering shares of Class T2 common stock in this Offering on March 15, 2018. We ceased offering shares of Class T common stock in this Offering on the close of business of March 14, 2018. We continue to offer shares of Class T common stock pursuant to our DRIP Registration Statement on Form S-3.
Description of Real Estate Investments
The following information replaces in its entirety the second full paragraph on page 14 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and on page 109 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of October 26, 2018, on a portfolio level, we, through wholly-owned subsidiaries of our operating partnership, owned a combination of the fee simple interest and leasehold interest in 82 properties located in various states, consisting of approximately 5,719,000 gross rentable square feet of commercial space. As of October 26, 2018, our properties that are subject to net leases have a consolidated weighted average yield of 7.99%. As of October 26, 2018, our leases have average annual rent escalations of 2.17%.
Individually Immaterial Real Property Acquisitions
The following information replaces in its entirety the first sentence of the first full paragraph on page 110 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
As of October 26, 2018, we purchased, since inception, 81 individually immaterial properties for an aggregate contract purchase price of approximately $1,598,152,000 plus closing costs, with total annualized base rent at acquisition of approximately $118,007,000.

The following table supplements, and should be read in conjunction with, the table beginning on page 111 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:
The following table summarizes the seven individually immaterial properties acquired since August 13, 2018 in order of acquisition date:

Property Description	Location	MSA (1)	Date Acquired	Contract Purchase Price (2)	Property Taxes (3)	Fees Paid to Advisor (4)	Major Tenants (5)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased to Major Tenants	% of Total Rentable Square Feet Leased	Lease Expiration for Major Tenants
Indianola Healthcare I (6)	Indianola, IA	Des Moines-West Des Moines, IA	09/26/2018	$6,538,750	$73,226	$130,775	Catholic Health Initiatives - Iowa, Corp.	18,116	77.47%	100.00%	05/31/2030
							Dermatology, P.C.		11.53%		04/30/2024
							Capital Orthopaedics and Sports Medicine, P.C.		11.00%		04/30/2024
Indianola Healthcare II (6)	Indianola, IA	Des Moines-West Des Moines, IA	09/26/2018	$7,308,750	$144,332	$146,175	Mercy Clinics, Inc.	20,990	100.00%	100.00%	05/31/2030
Canton Data Center	Canton, OH	Canton-Massillon, OH	10/03/2018	$9,425,000	$58,833	$188,500	Data 4726, LLC dba Secure Data 365	29,960	100.00%	100.00%	10/31/2029
Benton Healthcare I (Benton) (7)	Benton, AR	Little Rock-North Little Rock-Conway, AR	10/17/2018	$21,512,587	$93,337	$430,252	Saline Hospital, LLC	104,419	100.00%	100.00%	09/07/2037
Benton Healthcare II (Bryant) (7)	Byrant, AR	Little Rock-North Little Rock-Conway, AR	10/17/2018	$4,831,210	$35,589	$96,624	Saline Hospital, LLC	23,450	100.00%	100.00%	09/07/2037
Benton Healthcare III (Benton) (7)	Benton, AR	Little Rock-North Little Rock-Conway, AR	10/17/2018	$2,338,347	$14,417	$46,767	Saline Hospital, LLC	11,350	100.00%	100.00%	09/07/2037
Benton Healthcare IV (Hot Springs) (7)	Hot Springs, AR	Little Rock-North Little Rock-Conway, AR	10/17/2018	$1,766,225	$16,694	$35,324	National Park Endoscopy Center, LLC	8,573	100.00%	100.00%	05/30/2031

(1)	Our properties are located in the MSAs of their respective cities and as such may compete with other facilities for tenants if the current leases are not renewed.

(2)	Contract purchase price excludes acquisition fees and costs.

(3)	Represents real estate taxes for 2017.

(4)
Fees paid to our advisor include payments for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned "Management Compensation" beginning on page 84 of the prospectus.

(5)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property. We believe each of these tenants is creditworthy.

(6)	This property was acquired as a part of a two-property portfolio for $13,847,500.

(7)	This property was acquired as a part of a four-property portfolio for $30,448,369.
Credit Facility
The following information supplements, and should be read in conjunction with, the table on page 120 contained in the“Investment Objectives, Strategy and Policies—Entry into a Credit Facility” section of the prospectus:
The following table summarizes the properties in which the Operating Partnership has pledged a security interest since August 13, 2018, which serve as collateral for the KeyBank Credit Facility:

Property	Date Added	Pool Availability
Indianola Healthcare I	10/23/2018	$3,596,000
Indianola Healthcare II	10/23/2018	$4,020,000
Canton Data Center	10/23/2018	$5,184,000

The following information supersedes and replaces the second full paragraph on page 121 of the "Investment Objectives, Strategy and Policies - Entry into a Credit Facility" section of the prospectus:
As of October 26, 2018, the Operating Partnership had total pool availability under the KeyBank Credit Facility of $514,247,000. As of October 26, 2018, the aggregate outstanding principal balance under the KeyBank Credit Facility was $340,000,000 and a total of $174,247,000 remained available to be drawn.
Prior Performance Summary
The following information supplements and should be read in conjunction with the "Prior Performance Summary" section beginning on page 125 of the prospectus:
On October 24, 2018, Carter Validus Mission Critical REIT, Inc., through a wholly-owned subsidiary of Carter/Validus Operating Partnership, LP, entered into that certain Lease Agreement, or the Lease Agreement, with the Board of Regents of the University of Texas System, an institution of higher education and agency in the State of Texas, or the Tenant, which is an affiliate of the University of Texas Medical Branch to lease the Bay Area Regional Medical Center property, which is effective as of October 22, 2018. The Lease Agreement has an initial 15 year term with three five-year renewal terms exercisable at the option of the Tenant (subject to certain conditions).
Share Repurchase Program
Effective thirty days from the filing of this prospectus supplement, the following information supersedes and replaces the section entitled “Fourth Amended and Restated Share Repurchase Program” contained in the Supplement No. 14.
FIFTH AMENDED AND RESTATED SHARE REPURCHASE PROGRAM
Prior to the time, that our shares are listed on a national securities exchange, which we currently do not intend to do, our fifth amended and restated share repurchase program, or our share repurchase program, as described below, may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, subject to restrictions and applicable law. We are not obligated to repurchase shares under our share repurchase program.
A stockholder must have beneficially held its Class A shares, Class I shares, Class T shares, or Class T2 shares, as applicable, for at least one year prior to offering them for sale to us through our share repurchase program. Our board of directors reserves the right, in its sole discretion, at any time and from time to time, to waive the one-year holding period requirement in the event of the death, Qualifying Disability, or involuntary exigent circumstance, such as bankruptcy (as determined by our board of directors, in its sole discretion) of a stockholder, or a mandatory distribution requirement under a stockholder’s IRA.
The purchase price for shares repurchased under our share repurchase program will be 100% of the most recent estimated NAV per share of the Class A common stock, Class I common stock, Class T common stock or Class T2 common stock, as applicable (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to our common stock). Our board of directors will adjust the estimated NAV per share of each our classes of common stock if we have made one or more special distributions to stockholders. Our board of directors will determine, in its sole discretion, which distributions, if any, constitute a special distribution.
Repurchases of shares of our common stock, when requested, are at our sole discretion and generally will be made quarterly. We will either accept or reject a repurchase request by the last day of each quarter, and we will process accepted repurchase requests on or about the tenth (10th) day of the following month (the “Repurchase Date”). If a repurchase request is granted, we or our agent will send the repurchase amount to each stockholder or heir, beneficiary or estate of a stockholder on or about the Repurchase Date. During any calendar year, we will not repurchase in excess of 5.0% of the number of shares of common stock outstanding on December 31st of the previous calendar year, or the 5% annual limitation.
We will fund the share repurchases with proceeds we received from the sale of shares in our distribution reinvestment plan, or the DRIP, during the prior year ended December 31 (subject to the DRIP Funding Limitation (as defined below), and other operating funds that may be authorized by our board of directors. We cannot guarantee that the DRIP proceeds and other operating funds that may be authorized by our board of directors will be sufficient to accommodate all repurchase requests.
Beginning with the first quarter of 2019, we will limit the number of shares repurchased each quarter pursuant to our share repurchase program as follows (subject to the DRIP Funding Limitation (as defined below):

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On the first quarter Repurchase Date, which generally will be January 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;

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On the second quarter Repurchase Date, which generally will be April 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year;

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On the third quarter Repurchase Date, which generally will be July 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year; and

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On the fourth quarter Repurchase Date, which generally will be October 10 of the applicable year, we will not repurchase in excess of 1.25% of the number of shares outstanding on December 31st of the previous calendar year.

In the event we do not repurchase 1.25% of the number of shares outstanding on December 31st of the previous calendar year in any particular quarter, we will increase the limitation on the number of shares to be repurchased in the next quarter and continue to adjust the quarterly limitations as necessary in accordance with the 5% annual limitation.
Commencing with the first quarter of 2019, we intend to fund our share repurchase program with proceeds we received during the previous calendar year from the sale of shares pursuant to the DRIP. On each Repurchase Date during 2019 and beyond, we will limit the amount of DRIP proceeds used to fund share repurchases in each quarter to 25% of the amount of DRIP proceeds received during the previous calendar year, or the DRIP Funding Limitation; provided, however, that if we do not reach the DRIP Funding Limitation in any particular quarter, we will apply the remaining DRIP proceeds to the next quarter Repurchase Date and continue to adjust the quarterly limitations as necessary in order to use all of the available DRIP proceeds for a calendar year. We cannot guarantee that DRIP proceeds will be sufficient to accommodate all requests made each quarter. Our board of directors may, in its sole discretion, reserve other operating funds to fund the share repurchase program, but is not required to reserve such funds.
As a result of the limitations described above, some or all of a stockholder’s shares may not be repurchased. Each quarter, we will process repurchase requests made in connection with the death or Qualifying Disability of a stockholder, or, in the discretion of the Board, an involuntary exigent circumstance, such as bankruptcy, prior to processing any other repurchase requests. If we are unable to process all eligible repurchase requests within a quarter due to the limitations described above or in the event sufficient funds are not available, shares will be repurchased as follows: (i) first, pro rata as to repurchases upon the death or Qualifying Disability of a stockholder; (ii) next, pro rata as to repurchases to stockholders who demonstrate, in the discretion of our board of directors, an involuntary exigent circumstance, such as bankruptcy; (iii) next, pro rata as to repurchases to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and (iv) finally, pro rata as to all other repurchase requests.
If we do not repurchase all of the shares for which repurchase requests were submitted in any quarter, all outstanding repurchase requests will automatically roll over to the subsequent quarter and priority will be given to the repurchase requests in the subsequent quarter as provided above. A stockholder or his or her estate, heir or beneficiary, as applicable, may withdraw a repurchase request in whole or in part at any time up to five business days prior to the last day of the quarter.
Our sponsor, advisor, directors and their respective affiliates are prohibited from receiving a fee in connection with the share repurchase program. Affiliates of our advisor are eligible to have their shares repurchased on the same terms as other stockholders.
A stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for repurchase. Repurchase requests made (i) on behalf of a deceased stockholder or a stockholder with a Qualifying Disability; (ii) by a stockholder due to an involuntary exigent circumstance, such as bankruptcy, or (iii) by a stockholder, due to a mandatory distribution under such stockholder’s IRA, may be made at any time after the occurrence of such event.
A stockholder who wishes to have shares repurchased must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent, which we must receive at least five business days prior to the last day of the quarter in which the stockholder is requesting a repurchase of his or her shares. An estate, heir or beneficiary that wishes to have shares repurchased following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our board of directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent, which we must receive at least five business days prior to the last day of the quarter in which the estate, heir, or beneficiary is requesting a repurchase of its shares.
Unrepurchased shares may be passed to an estate, heir or beneficiary following the death of a stockholder. If the shares are to be repurchased under any conditions outlined herein, we will forward the documents necessary to effect the repurchase, including any required signature guaranty. Our share repurchase program provides stockholders only a limited ability to have his or her or its shares repurchased for cash until a secondary market develops for our shares, at which time our share repurchase program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.
In order for a disability to entitle a stockholder to the special repurchase terms described above, or a Qualifying Disability, (1) the stockholder would have to receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be repurchased, and (2) such determination of disability would have to be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive, or the applicable governmental agency. For purposes of our share repurchase program, applicable governmental agencies would be limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency would be the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social

Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System, or CSRS, then the applicable governmental agency would be the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and, therefore, could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency would be the Department of Veterans Affairs or the agency charged with the responsibility for administering military disability benefits at that time if other than the Department of Veterans Affairs. Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act of 1973 or Americans with Disabilities Act of 1990, or waiver of insurance premiums would not entitle a stockholder to the special repurchase terms described above. Repurchase requests following an award by the applicable governmental agency of disability benefits would have to be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we would deem acceptable and would demonstrate an award of the disability benefits. We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age; and

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disabilities that do not render a worker incapable of performing substantial gainful activity. Therefore, such disabilities would not qualify for the special repurchase terms, except in the limited circumstances when the investor would be awarded disability benefits by the other applicable governmental agencies described above.

Shares we purchase under our share repurchase program will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise issued in compliance with such laws.
Our share repurchase program will immediately terminate if our shares are listed on any national securities exchange. In addition, our board of directors may, in its sole discretion, suspend (in whole or in part) the share repurchase program at any time and from time to time upon notice to our stockholders and may, in its sole discretion amend or terminate the share repurchase program at any time upon 30 days’ prior notice to our stockholders for any reason it deems appropriate. Because we only repurchase shares on a quarterly basis, depending upon when during the quarter our board of directors makes this determination, it is possible that you would not have any additional opportunities to have your shares repurchased under the prior terms of the program, or at all, upon receipt of the notice. Because share repurchases will be funded with the net proceeds we receive from the sale of shares under our DRIP or other operating funds reserved by our board of directors in its sole discretion, the discontinuance or termination of the DRIP or our board of directors’ decision not to reserve other operating funds to fund the share repurchase program would adversely affect our ability to repurchase shares under the share repurchase program. We will notify our stockholders of such developments (1) in a Current Report on Form 8-K, in an annual or quarterly report, or (2) by means of a separate mailing to you. During this Offering, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws.